Exhibit 11


                            GENERAL MILLS, INC.
                     COMPUTATION OF EARNINGS PER SHARE
                   (In Millions, Except per Share Data)



                                                 Thirty-Nine Weeks Ended
                                                February 27,  February 28,
                                                    1994          1993

Net Earnings                                       $451.5        $438.6



Computation of Shares:

 Weighted average number of shares outstanding,
  excluding shares held in treasury (a)             159.3         163.7

 Shares resulting from the assumed exercise of
  certain stock options (b)                           2.5*          3.4*

 Total common shares and common share equivalents   161.8         167.1

Earnings per Share                                  $2.83         $2.68





Notes to Exhibit 11:

(a) Beginning balance of common stock is adjusted for changes in amount outstanding, weighted by the elapsed portion of the period during which the shares were outstanding.

(b) Common share equivalents are computed by the "treasury stock" method. Share amounts represent the dilutive effect of outstanding stock options which have an option price below the average market price of our stock for the period concerned.

 * Common share equivalents are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding of 159.3 million and
    163.7 million for the nine months of fiscal 1994 and 1993, respectively.